EXHIBIT 99.2.1


                     NOTICE OF PROPOSED REGISTERED OFFERING

Geocom Resources Inc. ("Geocom") is currently proposing to register a total of 2,000,000 shares of common stock at a proposed offering price of $0.10 per share. The securities are being offered in connection with a distribution by Geocom and represent a new financing. There is no minimum number of shares that will be sold. All shares will be sold by one of Geocom's officers and directors, Talal Yassin, on a best efforts basis only. A written prospectus meeting the requirements of section of the Securities Act, 1933 may be obtained from Mr. Yassin. Prior to this offering, there has been no public market for the common stock. All proceeds received in the offering will be immediately used and there will be no refunds. The offering will be for a period of 90 days from the effective date. It is anticipated that the effective date of the offering will be _________, 2001.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This (communication) shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Geocom is a development stage oil and gas exploration company. Geocom has a 5% working interest in a farm-out agreement in respect of the exploration and development of certain oil and gas interests located in California known as the Coalinga Nose Prospect.

GEOCOM RESOURCES INC.

/s/ Talal Yassin
-------------------------------------

TALAL YASSIN, PRESIDENT

THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES.